UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form U5B

Registration Statement

Filed Pursuant to the
Public Utility Holding Company Act of 1935

By

WGL Holdings, Inc.
1100 H Street, N.W.
Washington, D.C. 20080

________________

Notices and correspondence concerning this Statement should be addressed to

Mr. Douglas V. Pope, Secretary
WGL Holdings, Inc.
1100 H Street N.W.
Washington, D.C. 20080

TO THE SECURITIES AND EXCHANGE COMMISSION:

This Registration Statement is filed by WGL Holdings, Inc. (the "Company") in compliance with the terms and conditions of Form U5B under the Public Utility Holding Company Act of 1935.
Confidential treatment is requested for the Company's response to certain information, pursuant to Rule 104(b). Instances in which the Company is requesting such confidential treatments are identified immediately before the Company's response and are printed with a red typeface.

Table of Contents
1. Exact Name of Registrant
2. Address of Principal Executive Offices
3. Name and Address of Chief Accounting Officer
4. Organizational Structure of Business
5. Business
6. Property
7. Interstate Transactions
8. Securities Outstanding
9. Investments in System Securities
10. Investments in Other Companies
11. Indebtedness of System Companies
12. Principal Leases
13. Securities Sold
14. Agreements for Future Distribution of Securities
15. Twenty Largest Holders of Capital Stocks
16. Officers, Directors and Employees
17. Interests of Trustees in System Companies
18. Service, Sales and Construction Contracts
19. Litigation
EXHIBITS......A.....B.....C....D.....E.....F.....G.....H
Signature

Registration Statement

The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935.

1. Exact Name of Registrant

WGL Holdings, Inc.

2. Address of Principal Executive Offices

1100 H Street, N.W.
Washington, D.C. 20080 3. Name and Address of Chief Accounting Officer Mr. Robert E. Tuoriniemi
Controller
WGL Holdings, Inc.
1100 H Street, N.W.
Washington, D.C. 20080 4. Organizational Structure of the Business
Furnish the following information as to the registrant and each subsidiary company thereof:

Name of Company (a)	Organization (b)	State of Organization (c)	Type of Business (d)
WGL Holdings, Inc.	Corporation	Virginia	Regulated holding company
Washington Gas Light Company	Corporation	Virginia and the District of Columbia	Regulated natural gas distribution utility
Hampshire Gas Company	Corporation	West Virginia	Underground gas storage operator
Crab Run Gas Company	Corporation	Virginia	Limited Partner in Western Associates, LP
Washington Gas Resources Corp.	Corporation	Delaware	Holding company for most non-utility operations
American Combustion Industries, Inc.	Corporation	Maryland	Heating, ventilating and air conditioning products and services to commercial customers
Washington Gas Credit Corporation	Corporation	Delaware	Inactive
Washington Gas Consumer Services, Inc.	Corporation	Delaware	From time-to-time, investigates opportunities in various unregulated projects
Washington Gas Energy Services, Inc.	Corporation	Delaware	Energy marketer
Washington Gas Energy Systems, Inc.	Corporation	Delaware	Commercial energy services, including design and renovation of mechanical heating, ventilating and air conditioning systems
WG Maritime Plaza I, Inc.	Corporation	Delaware	Commercial real estate development
Brandywood Estates, Inc.	Corporation	Delaware	Commercial real estate development
Primary Investors, LLC (1)	Limited Liability Company	Delaware	Invests in after-market products and services in the heating, ventilating and air conditioning industry
Primary Service Group, LLC	Limited Liability Company	Delaware	Holding company for residential and light commercial heating, ventilating and air conditioning investments
Aitken Air Conditioning and Heating Specialist Company	Corporation	Delaware	Heating, ventilating and air conditioning products and services to residential and light commercial customers
Joseph P. Whelan Company	Corporation	Maryland
Mountain Air Technologies, Inc.	Corporation	Maryland
Primary Service Company	Corporation	Virginia
R. J. Dwyer Service Corporation	Corporation	Virginia
The following investment is accounted for using the equity method: (1) WGL Holdings, Inc.'s 50% interest in Primary Investors, LLC.

5. Business
Describe briefly:
a. The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;
Information regarding the general business of WGL Holdings, Inc. (WGL Holdings) and its subsidiaries and information regarding statistics relating to sales, purchases, operating revenues, and customers for WGL Holdings, Inc. and its subsidiaries during the past five years can be found in the following documents, which are each incorporated by reference herein:

- Items 1, 6 and 12 of the Annual Report on Form 10-K of Washington Gas Light Company for the fiscal year ended September 30, 2000 (File Number 1-1483);

- the combined Quarterly Report on Form 10-Q for WGL Holdings and Washington Gas Light Company for the quarter ending December 31, 2000 (File Numbers 1-16163 and 1-1483, respectively); and

- the Form U-1 Application or Declaration under the Public Utility Holding Company Act of 1935, filed on March 31, 2000 and amended on October 13, 2000, for WGL Holdings and its subsidiaries (File Number 70-9653).

 b. Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.
Information regarding any substantial changes which may have occurred in the general character of the business of WGL Holdings and its subsidiaries during the preceding five years can be found in Washington Gas Light Company's Annual Reports on Form 10-K for each of the previous five years, which were previously filed with the Commission and are incorporated by reference herein.

6. Property
Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

Information regarding the principal plants, properties and other important units of Washington Gas Light Company and the other subsidiaries of WGL Holdings, Inc. is set forth in Item 2 of the Washington Gas Light Company (Washington Gas Light) Annual Report on Form 10-K, and Item 1.2.1 of the form U1, as amended.

7. Interstate Transactions
For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year.

Omitted by permission of Staff.

8. Securities Outstanding
Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

8(a) Funded Debt
For each issue or series of funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include any contingent liabilities reported under paragraph 8(c)).
As of January 1, 2001 BY PERMISSION OF THE STAFF, COLUMNS E THROUGH J HAVE BEEN OMITTED
Col. A	Col. B	Col. C	Col. D
Name of Obligor	Title of Issue	Amount Authorized	Amounts Reserved for Options, Warrants, Conversions & Other Rights
NOTE - Washington Gas Light has a mortgage agreement dated January 1, 1933 (Mortgage), as supplemented and amended, securing any First Mortgage Bonds issued by that company, which constitutes a direct lien on substantially all property and franchises owned by Washington Gas Light. No debt was outstanding under the Mortgage at any time during the fiscal year ended September 30, 2000.

8(b) Capital Stock
For each class of capital stock including certificates of beneficial interest, give information both in number of shares and dollar amounts: (Do not include any warrants, options or other securities reported under paragraph 8(d).
As of January 31, 2001 BY PERMISSION OF THE STAFF, COLUMNS G THROUGH J HAVE BEEN OMITTED
Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Name of Issuer	Title of Issue	Amount Authorized	Amt Reserved for Options Conversions & Other Rights	Amount Unissued	Amount Issued
WGL Holdings, Inc.	Common Stock, no par value Preferred Stock, no par value	120,000,000 3,000,000	246,669 -	73,521,547 -	46,478,453[3] -
Washington Gas Light Company	Common Stock, $1 par value Preferred Stock, no par value $4.80 Series $4.25 Series $5.00 Series	80,000,000 150,000 70,600 60,000	- - - -	33,520,464 - - -	46,479,536 150,000 70,600 60,000
Hampshire Gas Company	Common Stock, $10 par value	600,000	-	160,000	440,000
Washington Gas Resources Corp.	Common Stock, no par value	1,500	-	1,400	100
American Combustion Industries, Inc.	Common Stock, $1 par value	5,000	-	4,155	845
Brandywood Estates, Inc.	Common Stock, no par value	3,000	-	2,900	100
Washington Gas Consumer Services, Inc.	Common Stock, no par value	1,500	-	1,400	100
Washington Gas Energy Services, Inc.	Common Stock, no par value	3,000	-	2,500	500
Washington Gas Energy Systems, Inc.	Common Stock, no par value	3,000	-	2,500	500
Washington Gas Credit Corp.	Common Stock, no par value	1,500	-	1,400	100
WG Maritime Plaza I, Inc.	Common Stock, no par value	1,500	-	1,400	100
Crab Run Gas Company	Common Stock, no par value	500	-	-	500
Primary Investors, LLC	Company Units, $1.00 per unit	50,000,000	-	14,750,000	35,250,000
Primary Service Group, LLC	Common Units, $1.00 per unit Redeemable, Convertible Preferred Units, $1.00 per unit	5,376,700[1] 45,000,000 [2]	[1] -	- 13,404,000	5,376,700 31,596,000
Aitken Air Conditioning and Heating Specialist Co.	Common Stock, $1 par value	5,000	-	4,900	100
Joseph P. Whelan Company	Common Stock, $0.10 par value per share Preferred Stock, $100 par value	10,000 500	- -	9,900 500	100 -
Mountain Air Technologies, Inc.	Common Stock, $1 par value	2,000	-	-	2,000
Primary Service Company	Common Stock, $0.01 par value per share	100,000	-	79,250	20,750
R. J. Dwyer Service Corp.	Common Stock, $100 par value per share	500	-	400	100
(1) Authorized Common Units consist of Common Units in an amount necessary to accommodate the purchase up to $5,000,000 worth of Common Units by members at a price of $1.00 per unit plus such number of Common Units required for conversion of any Preferred Units into Common Units, the issuance of Common Units to certain members of the Primary Service Group, Inc.'s management team and the exercise of warrants issued by Primary Service Group, Inc.
(2) Authorized Preferred Units also include that number of Preferred Units necessary to pay in-kind dividends on outstanding Preferred Units.
(3) Includes 21,400 shares of Restricted Common Stock.
8(c) Contingent Liabilities
A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

NONE

8(d) Other Securities
(d) A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptance which mature within nine months.

Information regarding other securities is set forth in Washington Gas Light's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 1-1483) which is incorporated herein by reference.

 9. Investments in System Securities
Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under item 8 that is held by the registrant and by each subsidiary company thereof as of the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

As of January 31, 2001
Shares Held by	Name of Issuer	Title of Issue	Number of Shares	Original Cost (000)	Book Value (000)
WGL Holdings, Inc.	Washington Gas Light Company	Common Stock, $1 par value	46,479,536	$ 422,765	$ 712,678
	Hampshire Gas Company	Common Stock, $10 par value	440,000	$ 4,400	$ 17,134
	Crab Run Gas Company	Common Stock, no par value	500	$ 24,431	$ 1,414
	Washington Gas Resources Corp.	Common Stock, no par value	100	$ 20,152	$ 32,666
Washington Gas Resources Corp.	Washington Gas Energy Services, Inc.	Common Stock, $2.50 par value	500	$ 31,620	$ 26,272
	American Combustion Industries, Inc.	Common Stock, $1 par value	845	$ 225	$ 4,416
	Washington Gas Consumer Services, Inc.	Common Stock, no par value	100	$ 225	$ 51
	WG Maritime Plaza I, Inc.	Common Stock, no par value	100	$ -	$ (251)
	Washington Gas Energy Systems, Inc.	Common Stock, no par value	500	$ 103	$ 4,825
	Brandywood Estates, Inc.	Common Stock, no par value	100	$ 2,885	$ 4,057
WGL Holdings, Inc.	Primary Investors, LLC	Confidential Treatment for the following portion of the Company's response to this item is requested pursuant to Rule 104(b).
Primary Investors, LLC	Primary Service Group, LLC
Primary Service Group, LLC	Aitken Air Conditioning and Heating Specialist Company
Primary Service Group, LLC	Joseph P. Whelan Company
Primary Service Group, LLC	Mountain Air Technologies, Inc.
Primary Service Group, LLC	Primary Service Company
Primary Service Group, LLC	R. J. Dwyer Service Corporation
(1) Primary Investors, LLC and its subsidiaries' book values are not available subsequent to fiscal year ended September 30, 2000.

10. Investments in Other Companies

Give tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. The information should be given as of the same date as the information furnished in answer to Item 8.

NONE

11. Indebtedness of System Companies

List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

11(a) Debts Owed to Associate Companies

Confidential Treatment for the following portion of the Company's response to this item is requested pursuant to Rule 104(b).

11(b) Debts Owed to Others
Omitted by permission of Staff.

12. Principal leases
Describe briefly the principal features of each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operation revenue of such party to said lease during is last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

As of December 31, 2000
LESSEE	LESSOR	Item(s) Leased	Annual Payments	Expiration Date
Washington Gas Light Company	Comdisco	Computer Equipment	$79,500	April 30, 2001
Washington Gas Light Company	IBM	Computer Equipment	$70,925	April 30, 2001

13. Securities Sold
If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each issue or sale.

Omitted by permission of Staff.

14. Agreements for Future Distribution of Securities

14(a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

Information with respect to agreements regarding future distribution of securities of WGL Holdings, Inc. ("WGL Holdings") and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: the WGL Holdings Dividend Reinvestment and Common Stock Purchase Plan, Registration Statement No. 33-61199; the WGL Holdings 1999 Incentive Compensation Plan, Registration Statement No. 333-83185; the WGL Holdings Directors' Stock Compensation Plan, Registration Statement No. 333-01471; the WGL Holdings Long-Term Incentive Compensation Plan, Registration Statement No. 333-01469 and the Washington Gas Light Company Savings and Capital Appreciation Plans, Registration Statement No. 33-16181.

14(b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which as any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such its subsidiary companies and compensation, benefit and severance agreements and arrangements relating to such employment.

 15. Twenty Largest Holders of Capital Stocks
As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:
15(a) List the twenty largest holders in accordance with the table below:
As of January 8, 2001
Title of Issue	Holder of Record and Address (Note 1)	Number of Shares Owned	Percent of Class
Common Stock	Howard R.Miles 2134 Lock Haven Dr., Roanoke, VA 24019-5508	60,000.0000	0.13
Common Stock	John and Barbara Rosa 5402 Decatur St., Hyattsville, MD 20781-2637	22,253.7333	0.05
Common Stock	James H. Degraffenreidt Jr. 406 Cedarcroft Road, Baltimore, MD 21212-2522	20,341.0000	0.04
Common Stock	Brian J. Baldwin M.D. Assoc. Profit Sharing Plan 5959 Harry Hines Blvd., #910, Dallas, TX 75235-6233	19,502.7713	0.04
Common Stock	Elizabeth W. Ravenscroft 10245 Gainsborough Rd., Potomac, MD 20854-4039	18,200.0000	0.04
Common Stock	Edmund W. Smallwood & Barbara J. Smallwood JT TEN, 915 Sextant Way Annapolis, MD 21401-6884	17,042.0000	0.04
Common Stock	Joseph M. Schepis 4814 Chevy Chase Blvd., Chevy Chase, MD 20815	16,486.1772	0.04
Common Stock	John K. Keane Jr. C/O Washington Gas Light Co. 1100 H Street, NW, Washington, DC 20080-0001	16,297.5470	0.03
Common Stock	Helen B. Lewis & Dolores L. Clarke JT TEN C/O Paul Spring Retirement Community 7705 Midday Lane Alexandria, VA 22306-2757	15,000.0000	0.03
Common Stock	OTSEGO Mutual Fire Insurance Company ATTN: Terry M. Gras Sec Box 40, Burlngtn Flts, NY 13315-0040	15,000.0000	0.03
Common Stock	W. Earl Marlin 204 Dent Drive, Naples, FL 34112-5255	14,476.0000	0.03
Common Stock	Herbert L. Baggett & Barabara N. Baggett JT TEN Box 5612, Arlington, VA 22205-0112	14,220.0000	0.03
Common Stock	John Brown Jr. & Betty J. Brown JT TEN 6292 Homar Pond Ct., Fairfax Sta., VA 22039-1653	14,121.7711	0.03
Common Stock	Morton Schomer & Judy Schomer JT TEN 4505 Tournay Rd., Bethesda, MD 20816-1842	14,107.0000	0.03
Common Stock	Julian L. Blincoe & Viola H. Blincoe JT TEN 3907 N Wakefield St., Arlington, VA 22207-2939	14,058.5183	0.03
Common Stock	Luisa Riondato 14 Via Campesano Bassano Del Grappa, Vicenza Italy	14,000.0000	0.03
Common Stock	Lelia E. Charles W. Bush JT TEN 2620 N Powhatan St., Arlington, VA 22207-1125	13,611.5373	0.03
Common Stock	Mildred Helen Imirie 4709 River Road, Bethesda, MD 20816-3034	13,284.0000	0.03
Common Stock	James A and Jessie Smith Dewar Foundation 16 Deitz St., Oneonta, NY 13820-1855	13,200.0000	0.03
Common Stock	Joseph J. Matonis 10411 Oaklyn Drive, Potomac, MD 20854-3904	12,552.4394	0.03
15(b) Number of shareholders of record each holding 1,000 shares or more, and the aggregate number of shares so held.
As of January 8, 2001
Number of Shares	44,075,224
Number of Shareholders	1,500
15(c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.
As of January 8, 2001
Number of Shares	2,381,829
Number of Shareholders	12,582

16. Officers, Directors and Employees
a. Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

b. Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

c. Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000 give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

d. Contracts. If any such director, trustee or officer as aforesaid:

(1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,
(2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,
(3) has any other beneficial interest in an existing contract to which any such company is a party;
e. Banking Connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of who stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or office to retain him in such capacity.

By permission of Staff, information required to be disclosed in items 16(a) through 16(e) is not set forth in this filing, but instead is set forth in the Proxy Statement distributed in connection with the March, 2001 Annual Meeting of Shareholders for WGL Holdings, Inc. or in the Annual Report on Form 10-K for the year ending September 30, 2000 for Washington Gas Light Company, and such information is hereby incorporated by reference.

17. Interests of Trustees in System Companies
Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

NONE

18. Service, Sales and Construction Contracts
As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

Information regarding the principal sales, service or construction contracts for Washington Gas Light Company and the other subsidiaries of WGL Holdings, Inc. is set forth in Item 14 of the Washington Gas Light Company Annual Report on Form 10-K which is herein incorporated by reference.

19. Litigation
Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

1. Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;
2. Proceedings involving any franchise claimed by any such company;
3.Proceedings between any such company and any holder, in his capacity as such, or any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;
4.Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;
5.Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of each company.

NONE

EXHIBITS
EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included the text appearing on each certificate or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended from effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect

WGL Holdings, Inc. Articles of Incorporation: incorporated by reference to Registration Statement on Form S-4, Filed on February 2, 2000 by WGL Holdings, Inc. (Appendix B) (Registration No. 333-96017)

WGL Holdings, Inc. Bylaws: incorporated by reference to Registration Statement on Form S-4, filed on February 2, 2000 by WGL Holdings, Inc. (Appendix C) (Registration No. 333-96017)

Washington Gas Light Company Charter: incorporated by reference to Registration Statement on Form S-3 filed July 21, 1995 (Registration No. 033-61199)

Washington Gas Light Company Bylaws: incorporated by reference to Form 10-K of Washington Gas Light Company for fiscal year ended September 30, 2000 (File No. 1-1483).

All other documents with respect to this item are omitted by permission of staff.

EXHIBIT C.

a. With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders   of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

  Omitted by permission of Staff.
b. As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

NONE

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

Confidential Treatment for the response to this item is requested pursuant to Rule 104(b).

EXHIBIT E. For each public utility company and natural gas producing and pipeline property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

1. Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;
2. Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:
a. Generating plants--kind and capacity;
b. Transmission lines--voltage, number of circuits, kink of supports, kind and size of conductors;
c. Transmission substations--capacity.
d.Distribution substations--capacity.
e. Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;
3. Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;
4. Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:
a. Generating plants--kind and daily capacity;
b. Holders--kind and capacity;
c. Compressor stations--capacity in horsepower;
d. Transmission pipe lines--size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
e. Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises; giving names of such companies and other enterprises;
f. General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.
All maps should be in black and white, as of a specified recent date and drawn approximately to scale. In order that the geographical relations may be clear, indicate the boundaries of States and principal political subdivisions and locations of the more important municipalities in the region; provided that all maps shall be filed in paper under cover Form SE (§529.603).

See paper filing Form SE: Exhibit E - Maps.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of FORM SE (§259.603).

See paper filing Form SE: Exhibit F - Annual Report.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE ( §259.603).

See paper filing Form SE: Exhibit G - Form 2.

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

Information regarding material contracts for Washington Gas Light Company and the other subsidiaries of WGL Holdings, Inc. is set forth in Exhibits filed under Item 14 of the Washington Gas Light Company Annual Report on Form 10-K which is hereby incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the city of Washington and State of District of Columbia on the 30th day of March, 2001.

(Seal)

WGL Holdings Inc
By /s/ Robert E. Tuoriniemi
Robert E. Tuoriniemi
(Controller)
Attest:

/s/ Douglas V. Pope
Douglas V. Pope
(Corporate Secretary)

VERIFICATION

 District of Columbia

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated March 30, 2001, for and on behalf of WGL Holdings. Inc., that he is the Controller of such company and that all actions by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert E. Tuoriniemi
Robert E. Tuoriniemi
(Controller)

Subscribed and sworn to before me, a Notary Public of the District of Columbia on this 30th day of March, 2001:

/s/ Cheryl H. Elstins
Cheryl H. Elstins

(OFFICIAL SEAL)

My commission expires December 14, 2003